November 14, 2018

James Doris
Principal Executive Officer
Viking Energy Group, Inc.
15915 Katy Freeway, Suite 450
Houston, TX 77094

       Re: Viking Energy Group, Inc.
           10-K filed April 17, 2018
           10-K/A filed April 25, 2018
           File No. 000-29219

Dear Mr. Doris:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K/A for the Year Ended December 31, 2017

Properties, page 14

1. Your filing does not appear to include all of the disclosures required by Subpart 229.1200 of Regulation S-K, which is applicable to companies that are engaged in oil and gas producing activities, pursuant to Item 2 of Form 10-K and Instruction 4 to Item 102 of
      Regulation S-K.

      Refer to the disclosure requirements identified below and revise your filing accordingly:
        Item 1202 of Regulation S-K regarding the disclosure of reserves,
        Item 1203 of Regulation S-K regarding the disclosure of proved undeveloped reserves,
        Item 1204 of Regulation S-K regarding the disclosure of oil and gas production, production prices and production costs,
 James Doris
FirstName LastNameJames Doris
Viking Energy Group, Inc.
Comapany 14, 2018
November NameViking Energy Group, Inc.
Page 2
November 14, 2018 Page 2
FirstName LastName
             Item 1205 of Regulation S-K regarding the disclosure of drilling and other exploratory and development activities,
             Item 1206 of Regulation S-K regarding the disclosure of present activities,
             Item 1207 of Regulation S-K regarding the disclosure of delivery commitment, and
             Item 1208 of Regulation S-K regarding the disclosure of oil and gas properties, wells, operations and acreage.
Financial Statements
Note 3 - Business Acquisition, page F-16

2. We note that you report capitalized costs of oil and gas properties of $39.2 million as of
         December 31, 2017, including $30.3 million ascribed to interests acquired along with
         Petrodome Energy LLC, which you determined based on an independent valuation.

         Please submit the valuation report for review, supplemented as necessary to include descriptions of all key assumptions, explanations for any assumptions representing a change from the historical performance or status of the properties, and support for the associated change in proved reserves and the standardized measure of discounted future net cash flows depicted on pages F-28 and F-29.

         Also submit a reconciliation between the valuation amount and the adjustments reported for "Proved developed producing oil and gas properties" and "Undeveloped and non-
         producing oil and gas properties" on page F-17.
3. Given your disclosures on pages 5, 18, and F-6, and the audit report indicating there is substantial doubt about your ability to continue as a going concern, tell us how you have complied with Rule 4-10(a)(26) and (31) of Regulation S-X, particularly as these relate to having adopted a development plan that indicates the proved undeveloped reserves will be developed within five years of initial disclosure, and having a reasonable expectation of obtaining all permits and financing required to implement the project.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Reserves, page
F-28

4. The future net cash flows relating to the proved oil and gas reserves disclosed for your properties in Canada appear to be negative as of December 31, 2016. Tell us how you considered the definitions of economically producible, proved reserves, and reserves in
         Rules 4-10(a)(10), (a)(22) and (a)(26) of Regulation S-X in reporting the associated volumes as of that date as proved reserves.
Supplemental Information on Oil and Gas Producing Activities-(Unaudiated) Estimated Quantities of Proved Reserves, page F-28

5. Expand your disclosure of proved reserves, proved developed reserves and proved
 James Doris
Viking Energy Group, Inc.
November 14, 2018
Page 3
         undeveloped reserves by geographic area to separately present the net quantities for each product type, e.g. natural gas, crude oil/condensate, and if significant, natural gas liquids, as of the beginning and end of each fiscal year covered by the report, to comply with
         FASB ASC 932-235-50-4.
6. Expand your disclosure to include reconciliations of the beginning and ending net quantities of your proved reserves for each fiscal year covered by your report to show the extent to which changes are attributable to each category or type of change outlined in
         FASB ASC 932-235-50-5. You may refer to Example 1 of FASB ASC 932-235-55-2 for an illustration of this disclosure requirement.
7. Expand your disclosure to include explanations for any significant changes depicted in the reconciliations of proved reserves to comply with FASB ASC 932-235-50-5. To the extent that such changes resulted from two or more unrelated factors, separately identify and quantify the change attributable to each individual factor so that the change in total net proved reserves is fully explained.

         For example, the explanation relating to revisions in previous estimates of proved reserves should indicate the extent to which significant changes are associated with changes in commodity prices and separately due to well performance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Mark Wojciechowski, Staff
Accountant, at (202) 551-3759 or Lily Dang, Staff Accountant, at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJames Doris                                    Sincerely,
Comapany NameViking Energy Group, Inc.
                                                                 Division of
Corporation Finance
November 14, 2018 Page 3                                         Office of
Natural Resources
FirstName LastName